SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2003
                                  GENESYS, S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                    ---    ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On October 24, 2003, we published our results for the six months ended June 30, 2003, prepared in accordance with French GAAP in the Bulletin des Annonces Legales Obligatoire (the BALO).

All of the material terms of the French GAAP publication in the BALO are included in the release concerning our results for the six months ended June 30, 2003, prepared in accordance with U.S. GAAP, which is included in this current report on Form 6-K.

We omitted the certification of our auditors, included in the BALO publication, from the U.S. GAAP release.

                                  GENESYS, S.A.

                                    FORM 6-K





                        CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2003


                                    U.S. GAAP





                                     1. MD&A
                             2. Financial Statements
                                    3. Notes

1. Management's Discussion and Analysis of Financial Condition and Results of Operations

      This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with:

         o the financial statements and footnotes for the three and six months ended June 30, 2003 contained herein;

         o the Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission ("SEC") on May 15, 2003; and

         o the current reports filed on Form 6-K for June 5, 6, 24, 2003; August 5, 12, 14, 2003; and September 23, 2003.


Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

    We use EBITDA as an important measure of the performance of our business. We believe that EBITDA is a meaningful measure of performance, because it presents our results of operations without the potentially volatile impact (which can be substantial) of goodwill impairment and the non-cash impacting nature of depreciation and amortization. We define EBITDA as earnings (loss) before income taxes, interest, depreciation, amortization charges and impairment of goodwill and other intangibles. Our depreciation charges are divided among the line items of cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being depreciated. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with generally accepted accounting principles, or GAAP. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this document may not be comparable to similarly named measures of other companies.

    We also measure EBITDA excluding the impact of certain non-recurring charges. These are charges that we incur as a result of unusual events that are not likely to be repeated, such as our call center consolidation or the termination of a contract. We believe it is useful to measure EBITDA excluding non-recurring charges because it permits us to measure the relative performance of the recurring aspects of our business from year to year.

    We believe that the most directly comparable GAAP measure to EBITDA is operating income (loss). The following table reconciles EBITDA (both before and after non-recurring charges) to operating income (loss) for the periods indicated.

                                             Three months ended              Six months ended
                                                  June 30,                       June 30,
                                                  --------                       --------
                                             2002          2003             2002          2003
                                             ----          ----             ----          ----
                                                          (In thousand of (euro))
   Operating income (loss)..............    (6,537)        4,998          (11,802)        9,988
   Depreciation.........................     4,466         2,779            9,131         5,733
   Amortization of intangibles..........     3,832         2,611            7,481         5,226
                                          --------      --------         --------      --------
   EBITDA...............................     1,761        10,388            4,810        20,947
                                             -----        ------            -----        ------
   Non-recurring charges................     4,224            --            8,856            --
                                          --------      --------         --------      --------
   EBITDA before non-recurring charges..     5,985        10,388           13,666        20,947
                                             -----        ------           ------        ------

     EBITDA included non-recurring charges of (euro)4.2 million for the three months ended June 30, 2002, as follows: (euro) 2.5 million for the early termination of a Rich Media contract, (euro) 0.5 million of duplicate costs and retention bonus associated with the consolidation of call centers in North America, (euro) 1.2 million for early termination of a U.S. long distance contract. Before non-recurring charges of (euro) 4.2 million, EBITDA would amount to (euro) 6.0 million for the three months ended June 30, 2002.

     EBITDA included non-recurring charges of (euro)8.9 million for the six months ended June 30, 2002, as follows: (euro)3.7 million in restructuring charges for call center consolidation in North America, (euro) 2.5 million for the early termination of a Rich Media contract, (euro)0.5 million of duplicate costs and retention bonus associated with the consolidation of call centers in North America, (euro)1.2 million for early termination of a U.S. long distance contract, (euro)1.0 million for separation costs of selling and marketing staff. Before non-recurring charges of (euro)8.9 million, EBITDA would amount to
(euro)13.7 million for the six months ended June 30, 2002.

Three months ended June 30, 2003 compared with the three months ended June 30, 2002

      The decrease of the average rate of the U.S. dollar by 19% (0.88 euros and 1.09 euros for the three months ended June 30, 2003 and 2002, respectively) had a significant effect on the main components of the statements of operations, due to the weight of North American activities in the consolidated accounts.


Revenue

      Total revenues decreased by 18.6% from (euro)51.9 million for the three months ended June 30, 2002 to (euro)42.3 million for the three months ended June 30, 2003. The decrease of (euro)9.6 million was mainly due to the following two reasons:

      - The effect of foreign currency difference of (euro)8.1 million, particularly in North America, which represented 56% of total revenues, or 58% if Video revenue in the USA is included.

      - The shift from operator-attended services to automated services that increased volume and gross margin percentage but decreased revenue since the price per minute was lower.


      Volume increased again from 282 million minutes for the three months ended June 30, 2002 to 339 million minutes for the three months ended June 30, 2003, i.e. an increase of 20.5% during the same quarter.

     Segment breakdown

      The following table sets forth revenues excluding inter-segments for 2002 and 2003 by segment and expressed as a percentage of total revenues.


                                          Three months ended June 30,
                       -----------------------------------------------------------------
                                       2002                              2003
                         In thousands        % of           In thousands        % of
                           of (euro)       revenues           of (euro)       revenues
                       ----------------  ------------     ----------------  ------------
   North America.......        32,305          62.2%              23,687          56.0%
   Europe..............        15,572          30.0%              14,471          34.2%
   Asia-Pacific........         1,682           3.2%               2,151           5.1%
   Global Video........         2,387           4.6%               1,961           4.6%
                           ----------        -------          ----------        -------
   Total revenues......        51,946         100.0%              42,270         100.0%
                               ======         ======              ======         ======

      As discussed above, the decrease of (euro)9.7 million was mainly due to the effect of the foreign currency difference with the U.S. dollar, which resulted in a decrease of (euro)8.6 million in North America.

     Category breakdown

      The following table sets forth revenues excluding inter-segments for 2002 and 2003 by category and expressed as a percentage of total revenues.

                                                 Three months ended June 30,
                              -----------------------------------------------------------------
                                              2002                              2003
                                In thousands        % of           In thousands         % of
                                 of (euro)        revenues           of (euro)        revenues
                              ----------------  ------------     ----------------  ------------
   Genesys Meeting Center.....        28,830         55.5%               27,825         65.8%
   Events & Managed Services..        20,382         39.2%               12,264         29.0%
   Video Conferencing.........         2,387          4.6%                2,036          4.8%
   Equipment..................           347          0.7%                  145          0.3%
                                    --------      --------             --------      --------
   Total revenues.............        51,946        100.0%               42,270        100.0%
                                      ======        ======               ======        ======

      The breakdown by category highlighted a strong shift from operator-attended services and web streaming ("Genesys Events & Managed Services") to automate services ("Genesys Meeting Center").

      Automated services, attended services and video conferencing represented 66%, 29% and 5% of total revenues, respectively, for the three months ended June 30, 2003.


Gross Profit

      Although gross profit decreased by (euro)0.7 million from (euro)28.7 million, for the three months ended June 30, 2002, to (euro)28.0 million, for the three months ended June 30, 2003, gross margin expressed as a percentage of revenue increased significantly, from 55.3%, for the three months ended June 30, 2002, to 66.3%, for the three months ended June 30, 2003.

         The permanent shift to automated services, the consolidation of call centers in 2002 and the new long distance contract had a positive effect on our gross margin, due to the reduction of cost of services. Additionally, cost of services for the three months ended June 30, 2002 included (euro)1.7 million of non-recurring costs.

      The following table sets forth our gross profit by segment for 2002 and 2003, both as an absolute amount and as a percentage of segment revenues.


                                          Three months ended June 30,
                       -----------------------------------------------------------------
                                       2002                              2003
                         In thousands        % of           In thousands        % of
                           of (euro)       revenues           of (euro)       revenues
                       ----------------  ------------     ----------------  ------------
   North America......         15,975          48.3%              14,516          61.3%
   Europe.............         11,516          73.9%              11,686          80.8%
   Asia-Pacific.......            895          53.2%               1,328          61.7%
   Global Video.......            332          13.9%                 478          24.4%
                           ----------       -------           ----------        -------
   Gross profit.......         28,718          55.3%              28,008          66.3%
                               ======          =====              ======          =====

Operating Expenses

      The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2002 and 2003 by major category.


                                                 Three months ended June 30,
                              -----------------------------------------------------------------
                                              2002                              2003
                                In thousands         % of          In thousands        % of
                                  of (euro)        revenues          of (euro)       revenues
                              ----------------  ------------     ----------------  ------------
   Research and development....        1,188           2.3%               1,053           2.5%
   Selling and marketing.......       13,864          26.7%              10,484          24.8%
   General and administrative..       16,371          31.5%               8,862          21.0%
   Amortization of intangibles.        3,832           7.4%               2,611           6.2%
                                  ----------        -------          ----------        -------
   Total operating expenses....       35,255          67.9%              23,010          54.4%
                                      ======          =====              ======          =====

     Research and Development

      Research and development expenses remained stable expressed in amount.

     Selling and Marketing

      Selling and marketing expenses decreased by (euro)3.4 million, or 24.4%, from (euro)13.9 million for the three months ended June 30, 2002 to (euro)10.5 million for the three months ended June 30, 2003. The decrease is mainly explained by the decrease of 19% of the average exchange rate of the U.S. dollar. As a percentage of total revenues, selling and marketing expenses decreased from 26.7% to 24.8% for the three months ended June 30, 2002 and 2003, respectively. Selling and marketing efforts are focused on further penetrating the market and increasing global brand awareness.

     General and Administrative

      General and administrative expenses decreased by (euro)7.5 million, or 45.9%, from (euro)16.4 million for the three months ended June 30, 2002 to
(euro)8.9 million for the three months ended June 30, 2003. As a percentage of total revenues, general and administrative expenses decreased from 31.5% to 21.0% for the three months ended June 30, 2002 and 2003, respectively. The significant decrease in amount and in percentage of total revenues is mainly explained by the decrease of 19% of the average exchange rate of the U.S. dollar, the non-recurring charge of (euro)2.5 million associated with the early termination of a Rich Media contract during the three months ended June 30, 2002, and some cost reduction efforts.

     Amortization of Intangibles

      Amortization of intangibles decreased by 31.9%, from (euro)3.8 million for the three months ended June 30, 2002 to (euro)2.6 million for the three months ended June 30, 2003. As a percentage of total revenues, amortization of intangibles decreased from 7.4% to 6.2% for the three months ended June 30, 2002 and 2003, respectively. The decrease is due to the impairment of Astound's technology recorded in 2002.

Operating Income (Loss)

      The following table breaks down operating income (loss) by segment for the same period in 2002 and 2003:


                                  Three months ended June 30,
                              -----------------------------------
                                    2002              2003
                                   (In thousands of (euro))
   North America............         1,445             3,405
   Europe...................           211             5,306
   Asia-Pacific.............           111               407
   Global Video.............          (653)             (146)
   Corporate................        (7,651)           (3,974)
                                -----------       -----------
   Total                            (6,537)            4,998
                                    =======            =====

EBITDA

      EBITDA increased from (euro)1.8 million to (euro)10.4 million for the three months ended June 30, 2002 and 2003, respectively. EBITDA margin expressed as a percentage of total revenues increased by a factor of 7, from 3.4% to 24.6% for the three months ended June 30, 2002 and 2003, respectively. EBITDA for the three months ended June 30, 2002 included non-recurring items of (euro)4.2 million.

      For a reconciliation of EBITDA to operating income (loss), see paragraph "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)".


Financial Expenses, net

      Net financial expenses decreased from (euro)3.3 million for the three months ended June 30, 2002 to (euro)1.0 million for the three months ended June 30, 2003. This reduction is due to interest expenses that decreased from
(euro)2.8 million for the three months ended June 30, 2002 to (euro)1.3 million for the three months ended June 30, 2003. As a consequence of the currency exchange rate of the U.S. dollar, a foreign exchange gain of (euro)0.6 million was generated for the three months ended June 30, 2003.


Income Tax (Expense) Credit

      Income tax expenses amounted to (euro)0.3 million for the three months ended June 30, 2003, compared to a credit of (euro)0.3 million for the three months ended June 30, 2002.


Net Income (Loss)

      For the foregoing reasons, net income amounted to (euro)3.7 million for the three months ended June 30, 2003, compared to a net loss of (euro)9.6 million for the three months ended June 30, 2002. Excluding the amortization of intangibles, net income would amount to (euro)6.4 million for the three months ended June 30, 2003, compared to a net loss of (euro)5.7 million for the three months ended June 30, 2002.

Six months ended June 30, 2003 compared with the six months ended June 30, 2002


      The decrease of the average rate of the U.S. dollar by 18% (0.91 euros and 1.11 euros for the six months ended June 30, 2003 and 2002, respectively) had a significant effect on the main components of the statements of operations, due to the weight of North American activities in the consolidated accounts.


Revenue

      Total revenues decreased by 18.2% from (euro)107.4 million for the six months ended June 30, 2002 to (euro)87.9 million for the six months ended June 30, 2003. The decrease of (euro)19.5 million was mainly due to the following two reasons:

      - The effect of foreign currency difference of (euro)15.8 million, particularly in North America, which represented 58% of total revenues, or 60% if Video revenue in the USA is included.

      - The shift from operator-attended services to automated services that increased volume and gross margin percentage but decreased revenue, since the price per minute was lower.

      Volume increased again from 548 million minutes for the six months ended June 30, 2002 to 666 million minutes for the six months ended June 30, 2003, i.e. an increase of 21.6% during the same period.

     Segment breakdown

      The following table sets forth revenues excluding inter-segments for 2002 and 2003 by segment and expressed as a percentage of total revenues.


                                         Six months ended June 30,
                     -------------------------------------------------------------------
                                     2002                               2003
                       In thousands         % of          In thousands          % of
                         of (euro)        revenues          of (euro)         revenues
                     ----------------   ------------    ----------------    ------------
   North America....         69,845          65.0%              51,110          58.1%
   Europe...........         29,569          27.5%              29,129          33.1%
   Asia-Pacific.....          3,046           2.8%               3,763           4.3%
   Global Video.....          4,938           4.7%               3,922           4.5%
                       ------------        -------        ------------        -------
   Total revenues...        107,398         100.0%              87,924         100.0%
                            =======         ======              ======         ======

      As discussed above, the decrease of (euro)19.5 million was mainly due to the effect of the foreign currency difference with the U.S. dollar, which resulted in a decrease of (euro)18.7 million in North America.

     Category breakdown

      The following table sets forth revenues excluding inter-segments for 2002 and 2003 by category and expressed as a percentage of total revenues.

                                                    Six months ended June 30,
                                -------------------------------------------------------------------
                                               2002                               2003
                                  In thousands         % of           In thousands         % of
                                    of (euro)        revenues           of (euro)        revenues
                                ----------------   ------------     ----------------   ------------
   Genesys Meeting Center......          55,662         51.8%                57,137        65.0%
   Events & Managed Services...          45,939         42.8%                26,528        30.2%
   Video Conferencing..........           4,938          4.6%                 4,031         4.6%
   Equipment...................             859          0.8%                   228         0.3%
                                   ------------       -------          ------------      -------
   Total revenues..............         107,398        100.0%                87,924       100.0%
                                        =======        ======                ======       ======

      The breakdown by category highlighted a strong shift from operator-attended services and web streaming ("Genesys Events & Managed Services") to automate services ("Genesys Meeting Center").

      Automated services, attended services and video conferencing represented 65%, 30% and 5% of total revenues, respectively, for the six months ended June 30, 2003.

Gross Profit

      Although gross profit decreased by (euro)4.0 million from (euro)60.8 million, for the six months ended June 30, 2002, to (euro)56.8 million, for the six months ended June 30, 2003, the gross margin expressed as a percentage of revenue increased significantly, from 56.6%, for the six months ended June 30, 2002, to 64.6%, for the six months ended June 30, 2003.

      The permanent shift to automated services, the consolidation of call centers in 2002 and the new long distance contract had a positive effect on our gross margin, due to the reduction of cost of services. Additionally, cost of services for the six months ended June 30, 2002 included (euro)1.7 million of non-recurring costs.

      The following table sets forth our gross profit by segment for 2002 and 2003, both as an absolute amount and as a percentage of segment revenues.

                                          Six months ended June 30,
                      -------------------------------------------------------------------
                                     2002                               2003
                        In thousands         % of           In thousands         % of
                          of (euro)        revenues           of (euro)        revenues
                      ----------------   ------------     ----------------   ------------
   North America....           35,060          50,2%               30,389          59,5%
   Europe...........           22,912          77,5%               23,085          79,3%
   Asia-Pacific.....            1,681          55,2%                2,312          61,4%
   Global Video.....            1,098          22.2%                1,004          25.6%
                            ---------        -------            ---------        -------
   Gross profit.....           60,751          56.6%               56,790          64.6%
                               ======          =====               ======          =====

Operating Expenses

      The following table breaks down our operating costs and expenses that are not included in cost of revenue for 2002 and 2003 by major category.

                                                     Six months ended June 30,
                                 -------------------------------------------------------------------
                                                2002                               2003
                                   In thousands         % of           In thousands         % of
                                     of (euro)        revenues           of (euro)        revenues
                                 ----------------   ------------     ----------------   ------------
   Research and development.....           2,448           2.3%                2,085           2.4%
   Selling and marketing........          27,372          25.5%               19,160          21.8%
   General and administrative...          31,581          29.4%               20,331          23.1%
   Non-recurring charge.........           3,671           3.4%                   --             --
   Amortization of intangibles..           7,481           7.0%                5,226           6.0%
                                       ---------        -------            ---------        -------
   Total operating expenses               72,553          67.6%               46,802          53.3%
                                          ======          =====               ======          =====


     Research and Development

      Research and development expenses expressed as a percentage of total revenues remained stable.

     Selling and Marketing

      Selling and marketing expenses decreased by (euro)8.2 million, or 30.0%, from (euro)27.4 million for the six months ended June 30, 2002 to (euro)19.2 million for the six months ended June 30, 2003. The decrease is mainly explained by the decrease of 18% of the average exchange rate of U.S. dollar. As a percentage of total revenues, selling and marketing expenses decreased from 25.5% to 21.8% for the six months ended June 30, 2002 and 2003, respectively. Selling and marketing efforts are focused on further penetrating the market and increasing global brand awareness.


     General and Administrative

      General and administrative expenses decreased by (euro)11.3 million, or 35.6%, from (euro)31.6 million for the six months ended June 30, 2002 to
(euro)20.3 million for the six months ended June 30, 2003. As a percentage of total revenues, general and administrative expenses decreased from 29.4% to 23.1% for the six months ended June 30, 2002 and 2003, respectively.

      The significant decrease in amount and in percentage of total revenues is mainly explained by the decrease of 18% of the average exchange rate of the U.S. dollar, the non-recurring charge of (euro)2.5 million associated with the early termination of a Rich Media contract during the six months ended June 30, 2002, and some cost reduction efforts.

     Amortization of Intangibles

      Amortization of intangibles decreased by 30.1%, from (euro)7.5 million for the six months ended June 30, 2002 to (euro)5.2 million for the six months ended June 30, 2003. As a percentage of total revenues, amortization of intangibles decreased from 7.0% to 6.0% for the six months ended June 30, 2002 and 2003, respectively. The decrease is due to the impairment of Astound's technology recorded in 2002.

Operating Income (Loss)

      The following table breaks down operating income (loss) by segment for the same period in 2002 and 2003:


                                     Six months ended June 30,
                                 --------------------------------
                                     2002               2003
                                      (in thousands of (euro))
   North America................      (4,288)            6,903
   Europe.......................       8,235            11,116
   Asia-Pacific.................          59               751
   Global Video.................        (778)             (223)
   Corporate....................     (15,030)           (8,559)
                                   ----------        ----------
   Total                             (11,802)            9,988
                                     ========            =====

EBITDA

      EBITDA increased from (euro)4.8 million to (euro)20.9 million for the six months ended June 30, 2002 and 2003, respectively. EBITDA margin expressed as a percentage of total revenues increased by a factor of 5, from 4.5% to 23.8% for the six months ended June 30, 2002 and 2003, respectively. EBITDA for the six months ended June 30, 2002 included non-recurring items of (euro)8.9 million.

      For a reconciliation of EBITDA to operating income (loss), see paragraph "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)".


Financial Income (Expenses), net

      We generated net financial income of (euro)1 million for the six months ended June 30, 2003, after incurring net financial expenses of (euro)6.4 million for the six months ended June 30, 2002. This change is due to interest expenses that decreased from (euro)5.1 million for the six months ended June 30, 2002 to
(euro)3.7 million for the six months ended June 30, 2003, as a consequence of the currency exchange rate of the U.S. dollar. Additionally, the foreign exchange difference was a gain of (euro)5.3 million for the six months ended June 30, 2003, compared to a loss of (euro)0.6 for the six months ended June 30, 2002.


Income Tax (Expense) Credit

      Income tax expenses amounted to (euro)0.5 million for the six months ended June 30, 2003, compared to a credit of (euro)0.7 million for the six months ended June 30, 2002.


Net Income (loss)

      For the foregoing reasons, net income amounted to (euro)10.5 million for the six months ended June 30, 2003, compared to a net loss of (euro)17.5 million for the six months ended June 30, 2002. Excluding the amortization intangibles, net income would amount to (euro)15.8 million for the six months ended June 30, 2003, compared to a net loss of (euro)10.1 million for the six months ended June 30, 2002.

      Liquidity and Capital Resources


General

      Our capital requirements are driven primarily by working capital, capital expenditures for telecommunications and bridging equipment, and to a lesser extent, servers, computers and software, and debt service requirements. To date, we have funded our capital requirements through a combination of equity offerings, borrowings (including bank financings and convertible debt issuances), and operating cash flow.

      At June 30, 2003, our principal sources of liquidity included (euro)16.3 million in cash and cash equivalents and a total of (euro)4.6 million of unutilized short-term credit facilities. Under the terms of our U.S.$ 125 million credit facility, additional indebtedness is limited, which may limit our ability to borrow under our short-term credit facilities.

      In connection with the acquisition of Vialog, in April 2001, we entered into a U.S.$ 125 million credit facility, which was used to refinance existing debt of our Company and Vialog and for working capital purposes. This facility that is described in more detail below was amended on April 30, 2003 to reschedule repayments. The credit agreement and all amendments thereto have been filed as exhibits to our annual report on Form 20-F for the year ended December 31, 2002.

      Assuming that we are in compliance with the terms and conditions of the U.S.$ 125 million credit facility, we believe that our capital resources will be sufficient to meet our current working capital needs.

Cash flows

      Cash and cash equivalents net of bank overdrafts increased from (euro)6.6 million at the end of December 2002 to (euro)11.7 million at June 30, 2003. At December 31, 2002, the (euro)6.6 million amount included (euro)9.9 million of cash at hand, (euro)0.1 million of short-term investments offset by (euro)3.4 million of bank overdrafts. At June 30, 2003, the (euro)11.7 million amount included (euro)11.1 million of cash at hand, (euro)5.2 million of short-term investments offset by (euro)4.6 million of bank overdrafts.

      We generated cash of (euro)8.7 million in operating activities for the six months ended June 30, 2003. This cash was mainly provided by the cash operating income of (euro)15.6 million, partially offset by the change in operating assets and liabilities ((euro)6.9 million).

      We used cash of (euro)2.9 million in investing activities for the six months ended June 30, 2003. Our practice is generally to purchase additional bridging and streaming capacity when average daily usage reaches approximately 70% of available capacity. Our capital expenditures as a percentage of revenues decreased from 8.2% to 6.8% of revenues for the six months ended June 30, 2002 and 2003, respectively.

      We generated cash of (euro)1.1 million in financing activities for the six months ended June 30, 2003, mainly due to the bank overdrafts that increased from (euro)3.4 million to (euro)4.6 million during the six months ended June 30, 2003.

      Bank Financing Restructuring


Terms of the Financial Restructuring

      On April 11, 2003, we reached an agreement in principle with our lenders under the U.S.$ 125 million credit facility, several of the holders of our 3% convertible bonds and certain of our shareholders (some of whom are also bondholders) on a financial restructuring plan that is designed to facilitate our continuing growth in the coming years. The agreement was negotiated under a procedure that involved the appointment by a French court of a mediator at our request whose mandate was to facilitate the renegotiation process.

      The financial restructuring was essentially comprised of:

      - Various amendments to our April 2001 U.S.$ 125 million credit facility that extends the maturity of the remaining principal through October 2008 (which took effect when the conditions subsequent were met);

      - Deferral of the maturity date for 50% of the principal of our outstanding 3% convertible bonds (which was approved by holders of such bonds on May 26, 2003); and

      - A (euro)6-8 million offering of rights to subscribe for our ordinary shares (which was completed on August 5, 2003 following a reduction in the nominal value of our shares as approved by our shareholders on June 5, 2003 to (euro)1 per share from (euro)5 per share).


Amendments to the April 2001 U.S.$ 125 Million Credit Facility

      On April 30, 2003, we signed an amendment to the April 2001 U.S.$ 125 million credit facility with our main bank creditors. The amendment provides for the extension of the maturity of the U.S.$118 million remaining principal amount under the credit facility, from October 2006 to October 2008, and the rescheduling of principal repayments. A copy of this amendment is filed with the SEC as Exhibit 4.3 to our annual report on Form 20-F for the year ended December 31, 2002.

      The amended principal payment schedule on an annual basis compared to the prior maturity schedule is disclosed in the following paragraph << rescheduling of principal repayments >>.

      Under the amendment, U.S.$7 million of principal will be payable on April 30, 2004 and U.S.$11 million of principal will be payable on October 31, 2004, with varying amounts of principal payable every six months thereafter until maturity. Interest will continue to be paid according to the original schedule (i.e. semi-annually on April 30 and October 31), subject to an increase of up to 200 basis points, commencing in 2006. We have also agreed to prepay the loan if our excess cash flows (excluding the proceeds of the proposed rights offering described below) exceed certain levels.

      The amendment requires us to use our best efforts to raise at least U.S.$3 million (or equivalent in euros) by entering into a factoring arrangement for up to U.S.$6 million (or equivalent in euros) of customer receivables by waiving the negative pledge on up to U.S.$6 million of such receivables and otherwise permitting their sale or disposition.

      The amendment, signed on April 30, 2003, did not modify the definition of the four covenants to comply with. However, the financial ratios that regularly measure the compliance of the covenants have been updated, particularly to take into account the updated maturity of the credit facility.

      The definition of the four covenants is as follows:

      - The cash cover ratio, which means the ratio of consolidated cash flow to consolidated debt service, should be above a certain amount at each quarter-end between March 31, 2003 and September 30, 2008. This amount, between 0.7 and 1.5, increases until 2004 and decreases thereafter.

      - The interest cover ratio, which means the ratio of consolidated EBITDA to consolidated net interest expense, should be above a certain amount at each quarter-end between March 31, 2003 and September 30, 2008. This amount, between 2.0 and 5.0, increases until 2004 and remains stable thereafter.

      - The leverage ratio, which means the ratio of outstanding consolidated net indebtedness to consolidated EBITDA, should be below a certain amount at each quarter-end between March 31, 2003 and September 30, 2008. This amount, between 6.9 and 1.5, decreases progressively to reach the minimum of 1.5 in 2006.

      - The capital expenditures should be below a certain amount for each year between 2003 and 2007. This amount, between (euro)12 million and
        (euro)16 million, increases progressively until 2007.


      The detailed quarterly amounts of these three ratios and annual amount of capital expenditures are not disclosed in this document for reasons of confidentiality.

      The amendment was subject to the following conditions subsequent that were subsequently lifted:

      - The rights offering with preferential subscription rights for current shareholders was approved by our shareholders and completed in July 2003, and

      - The bondholders amended the terms of our 3% convertible bonds due on September 1, 2004 to provide that 50% of the (euro)18.37 of principal per bond be repayable on the original maturity date, i.e. September 1, 2004, and that the remaining 50% of principal per bond be repayable on October 31, 2005.


Deferral of 50% of Principal Repayment for the 3% Convertible Bonds due in 2004

      As a condition to the financial restructuring, we were required to reschedule 50% of the principal repayment of our outstanding 3% convertible bonds due in 2004 (all of which was previously due September 1, 2004). The rescheduling was approved by our 3% convertible bondholders on May 26, 2003. We are now scheduled to repay 50% of the outstanding principal ((euro)8.75 million) on September 1, 2004 and the remaining 50% of the outstanding principal ((euro)8.75 million) on October 31, 2005.

      Part'com S.A. and certain of our affiliates and Pechel Industries S.A., who together hold approximately 42.6% of the outstanding 3% convertible bonds, had advised us that they intended to vote in favor of the proposal. Part'com S.A. is also a shareholder of our Company and had made other commitments in connection with the rights offering.


Rescheduling of principal repayments

     As of December 31, 2002, future repayments of long-term debt, excluding capital lease obligations, were as follows:


            2003(1).....................   (euro) 1,143
            2004(1).....................         40,327
            2005........................         27,356
            2006........................         52,482
            2007........................          --
            2008........................          --
            2009 and thereafter.........          --
                                       --------------------
            Total....................... (euro) 121,308


---------------
(1) The initial U.S.$ 125 million credit facility provided for total payments of $17 million in 2003. The April 30, 2003 amendment provides that the deferral of $16 million of those principal payments is definitive upon signature. However if we had failed to meet the conditions subsequent, absent a waiver from our main bank creditors, the 2003 principal payments would have been due and payable on January 10, 2004.


     According to the amendment signed on April 30, 2003, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

                                 Repayments according
          Original repayments   to amendment signed on     Difference of    Difference of repayments
                                    April 30, 2003           repayments    (2002 closing exchange rate)
        -----------------------------------------------------------------
                              in millions of U.S. dollars                      in millions of euros
                                                                            ---------------------------
    2003....  $  17.0                   $   1.0              $ (16.0)            (euro) (15.3)
    2004....     22.0                   $  18.0                 (4.0)                    (3.8)
    2005....     24.0                   $  22.0                 (2.0)                    (1.9)
    2006....     55.0                   $  30.0                (25.0)                   (23.8)
    2007....      --                    $  23.5                 23.5                     22.4
    2008....      --                    $  23.5              $  23.5             (euro)  22.4
    ----                                 ------               ------              -----------
Total.......  $ 118.0                   $ 118.0                 --                       --
              =======                   =======                 ==                       ==

      The following breakdown of future repayments of long-term debt at June 30, 2003, excluding capital lease obligations, takes into account the April 30, 2003 amendment of our U.S.$1.25 million credit facility.

            2003.......................    (euro) 1,064
            2004.......................          20,060
            2005.......................          23,541
            2006.......................          26,289
            2007.......................          20,566
            2008.......................          20,564
            2009 and thereafter                   --
                                       --------------------
            Total......................  (euro) 112,084

      Capital resources

Subscription Rights Offering

      As part of the financial restructuring, we agreed to seek to raise at least (euro) 6 million by way of a rights offering by August 31, 2003. On June 5, 2003, we received the approval of our shareholders for a subscription rights offering and on June 27, 2003, our Board of Directors fixed the main terms of the rights offering for a maximal amount of (euro)8 million.

      The subscription rights offering permitted all of our existing shareholders (including ADS holders) to subscribe for newly issued shares at a price amounting to approximately (euro)2.20 per share and we registered a portion of the rights offering in the United States. The rights offering launched by us on July 10, 2003 was fully subscribed (100%) for a total amount of (euro)6.2 million, including the additional paid-in-capital. For details regarding the terms and results of the rights offering, please see amendment No. 1 to our registration statement on Form F-3, as filed with the SEC on July 2, 2003, and our current report on Form 6-K, dated August 5, 2003.

      As agreed, we deposited the proceeds of the rights offering (approximately
(euro) 6.2 million) in an escrow account, and will use the proceeds to repay the principal of, or repurchase, our 3% convertible bonds due in 2004.

Reduction in Capital

      To facilitate the rights offering described above, we requested that our shareholders approve a reduction in the nominal value of our ordinary shares to
(euro)1.0 per share at the June 5, 2003 shareholders meeting. The existing nominal value was (euro)5 per share. Under French law, we could not offer shares in the rights offering at a lower price that is less than the nominal value of those shares.

Other commitments

      We have entered into an interest rate swap agreements to hedge our exposure on a portion of our debt. The comprehensive loss for this interest rate swap agreement amounted to (euro) 1.0 million at June 30, 2003.

      We do not have any material guarantees outstanding, nor do we have any securitization or other off balance sheet financing arrangements, other than those described in note No 15, Commitments and Contingencies, to the financial statements contained in the Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

      Trend Information

Revenues guidance

      On April 24, 2003, we announced some guidance for the year ending December 31, 2003. For internal planning purposes, we have targeted revenues to reach between (euro) 175 million and (euro) 185 million.

      These revenue targets are subject to significant uncertainty, and might not be reached for any number of reasons, including those described under Item 3, "Key Information - Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2002.


Closing of Chanhassen call center

      On September 22, 2003, we announced the Chanhassen, Minnesota, call center closing by the end of the year. This new closing in North America is explained by the call center automation, in particular the deployment of a new back office operating system and the ongoing move towards automated services. Chanhassen's call volumes will be re-routed to Reston, Virginia, where we has been building a high-capacity call center. The related costs to close the call center will be approximately (euro)0.9 million under U.S. GAAP and will be recorded in non-recurring operating expenses in the fourth quarter of 2003. This charge will include employee severance, unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment as well as other miscellaneous costs associated with exiting the call center. We estimate that future annual cost savings from the consolidation will generate approximately
(euro)1.1 million from 2004.


      Critical Accounting Policies

    We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

    We believe the following critical accounting policies, among others, represent the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

    We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet our financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or others), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history (average percentage of receivables written off historically), and the length of time the receivables are past due. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet our financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Impairment of goodwill and identifiable intangible assets

    In reviewing the recoverability of our goodwill and identifiable intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These assumptions require us to exercise significant judgment, often on a subjective basis. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. During 2001 and 2002, we recorded an impairment charge on these assets of (euro)61.3 million and
(euro)93.6 million, respectively. No additional impairment charge was recorded in the three and six months ended June 30, 2003.

    Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Under SFAS 142, we discontinued amortizing our goodwill, but we are required to review our goodwill for impairment on an annual basis thereafter. Based on the circumstances and underlying assumptions made when the impairment reviews are performed in the future, further impairment charges could be required.

    We continue to amortize our identifiable intangible assets that have determinable lives, but we are required to review the recoverability of these assets whenever events or changes in business circumstances indicate that the assets may be impaired. Based on the circumstances and underlying assumptions made at the time of these reviews, further impairment charges could be required.

Deferred tax assets

      We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based upon historical losses, projected future taxable income for each subsidiary and the expected timing of the reversals of existing temporary differences. As a result of this review, we have recorded a deferred tax asset of (euro)0.1 million at June 30, 2003, and we have established a full valuation allowance on the remaining amount of our deferred tax assets.

2. Financial Statements

                                      CONSOLIDATED BALANCE SHEETS
                                   (in thousands, except share data)

                                                                           December 31,     June 30,
                                                                               2002           2003
                                                                           ------------     --------
                   ASSETS                                                                 (Unaudited)
Current assets:
    Cash and cash equivalents..........................................    (euro) 9,976  (euro) 16,256
    Accounts receivable, less allowances of(euro)3,502 at
      December 31, 2002 and (euro)3,051 at June 30, 2003...............          35,930         37,755
    Inventory..........................................................              72             48
    Prepaid expenses...................................................           1,874          3,465
    Other current assets...............................................           5,261          3,127
                                                                                  -----          -----
        Total current assets...........................................          53,113         60,651
Property and equipment, net............................................          32,234         27,731
Goodwill and other intangibles, net....................................         158,213        151,244
Investment in affiliated company.......................................             118            133
Deferred tax assets....................................................             361            111
Deferred financing costs, net..........................................           3,797          3,291
Other assets...........................................................           1,897          1,583
                                                                                  -----          -----
                   Total assets........................................  (euro) 249,733 (euro) 244,744
                                                                          =============  =============
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Bank overdrafts....................................................    (euro) 3,417   (euro) 4,605
    Accounts payable...................................................          14,344         10,675
    Accrued liabilities................................................           7,178          6,890
    Accrued compensation...............................................           6,555          7,480
    Tax payable........................................................           8,998         10,421
    Deferred revenue...................................................             352            301
    Current portion of long-term debt..................................           1,143          7,191
    Current portion of capitalized lease obligations...................             191            190
    Current portion of deferred tax liability..........................           3,097          3,097
    Current portion of other long-term liability.......................           2,284            802
    Other current liabilities..........................................           1,759          1,272
                                                                                  -----          -----
        Total current liabilities......................................          49,318         52,924
Long-term portion of long-term debt....................................         120,165        104,893
Long-term portion of capitalized lease obligations.....................             149            128
Long term portion of deferred tax liability............................          20,666         19,122
Other long-term liability..............................................           6,644          4,831
Commitments and contingencies..........................................              --             --
Shareholders' equity:
    Ordinary shares; (euro)5.00 and (euro)1.00 nominal value at
      December 31, 2002 and June 30, 2003, respectively; 15,409,933 and 15,482,195 shares issued and outstanding at December 31,
      2002 and June 30, 2003, respectively.............................          77,050         15,482
    Common shares to be issued:(euro)5.00 and(euro)1.00 nominal value at December 31, 2002 and June 30, 2003, respectively;
      137,347 and 65,085 shares at December 31, 2002 and June 30,
      2003, respectively...............................................             687             65
    Additional paid-in capital.........................................         194,217        193,565
    Accumulated other comprehensive income.............................           6,980          7,955
    Deferred compensation..............................................            (220)           (97)
    Accumulated deficit................................................        (225,172)      (153,373)
                                                                               --------       --------
                                                                                 53,542         63,597
    Less cost of treasury shares: 22,131 shares at December 2002
      and June 30, 2003................................................            (751)          (751)
                                                                                   ----           ----
          Total shareholders' equity...................................          52,791         62,846
                                                                                 ------         ------
               Total liabilities and shareholders' equity..............  (euro) 249,733 (euro) 244,744
                                                                          =============  =============

                                   See notes to financial statements

                            CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
                                    (in thousands, except share data)

                                           Three months ended June 30,        Six months ended June 30,
                                           ---------------------------        --------------------------
                                             2002               2003            2002              2003
                                           --------           --------        --------          --------
Revenue:
  Services...........................   (euro) 51,599      (euro) 42,125   (euro) 106,539   (euro) 87,696
  Products...........................             347                145              859             228
                                             --------                ---              ---             ---
                                               51,946             42,270          107,398          87,924
Cost of revenue:
  Services...........................          23,010             14,177           45,944          30,990
  Products...........................             218                 85              703             144
                                             --------                 --              ---             ---
                                               23,228             14,262           46,647          31,134
                                             --------             ------           ------          ------
Gross profit                                   28,718             28,008           60,751          56,790
Operating expenses:
  Research and development...........           1,188              1,053            2,448           2,085
  Selling and marketing..............          13,864             10,484           27,372          19,160
  General and administrative.........          16,371              8,862           31,581          20,331
  Restructuring charge...............              --                 --            3,671              --
  Amortization of intangibles........           3,832              2,611            7,481           5,226
                                             --------              -----            -----           -----
       Total operating expenses......          35,255             23,010           72,553          46,802
Operating income (loss)..............          (6,537)             4,998          (11,802)          9,988
Financial income (expense)...........
  Interest income....................              31                120               89             179
  Interest expense...................          (2,811)            (1,253)          (5,108)         (3,705)
  Foreign exchange gain (loss).......             (25)               642             (565)          5,330
  Other financial expense, net.......            (520)              (482)            (795)           (770)
                                             --------              -----            -----           -----
Financial income (expense), net......          (3,325)              (973)          (6,379)          1,034
Equity in income (loss) of affiliated
company..............................              (3)                11              (11)             15
                                                   --                 --             ----              --
Income (loss) before taxes...........          (9,865)             4,036          (18,192)         11,037
Income tax (expense) credit..........             302               (328)             651            (494)
                                             --------              -----              ---           -----
       Net income (loss).............    (euro)(9,563)       (euro)3,708    (euro)(17,541)   (euro)10,543
                                         =============       ===========    ==============   ============
Basic net income (loss) per share....     (euro)(0.62)        (euro)0.24      (euro)(1.13)     (euro)0.68
                                          ============        ==========      ===========      ==========
Diluted net income (loss) per share..     (euro)(0.62)        (euro)0.23      (euro)(1.13)     (euro)0.66
                                          ============        ==========      ===========      ==========
Number of shares used in computing basic   15,544,450         15,547,280       15,536,374      15,547,280
net income (loss) per share
Dilution effect on convertible notes.              --            552,188               --         552,188
Number of shares used in computing diluted
net income (loss) per share..........      15,544,450         16,099,468       15,536,374      16,099,468

                                    See notes to financial statements

                            CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                                              (in thousands)

                                                                               Six Months ended June 30,
                                                                                   2002         2003
                                                                                   ----         ----
Cash flows from operating activities:
Net income (loss)..........................................................(euro) (17,541)  (euro) 10,543

Adjustments to reconcile net income (loss) to net cash provided by (used
in) operating activities
   Depreciation............................................................         9,118           5,733
   Amortization of other intangibles.......................................         7,481           5,226
   Amortization of deferred financing costs and debt issuance discount.....           678             620
   Amortization of deferred charges........................................            39              40
   Allowance for bad debts.................................................         1,658             208
   Amortization of deferred stock-based compensation.......................           123             123
   Loss (gain) on disposal of assets.......................................           (70)             22
   Deferred tax credit.....................................................        (2,418)         (1,517)
   Equity in (income) loss of affiliated company...........................            11             (15)
   Changes in unrealized foreign exchange gain on long-term debt...........            --          (5,408)
Changes in operating assets and liabilities, net of effects of acquisition of businesses:
   Increase in accounts receivable.........................................        (1,437)         (4,140)
   Decrease (increase) in inventory........................................           (41)             24
   Decrease (increase) in prepaid expenses.................................         1,953          (1,697)
   Decrease in other assets................................................           884           1,293
   Decrease in accounts payable............................................        (5,576)         (3,722)
   Increase (decrease) in accrued liabilities..............................          (929)            251
   Increase (decrease) in accrued compensation.............................          (355)          1,246
   Increase (decrease) in accrued taxes....................................        (1,974)          1,837
   (Decrease) in deferred revenue..........................................          (304)            (51)
   Increase (decrease) in other liabilities................................         3,556          (1,908)
                                                                                    -----         -------
Net cash provided by (used in) operating activities........................        (5,144)          8,708
                                                                                  =======           =====

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired...........................        (4,299)             --
Acquisition of furniture and equipment.....................................        (4,245)         (2,894)
Proceeds from sales of furniture and equipment.............................           768              --
                                                                               ----------    ------------
Net cash used in investing activities......................................        (7,776)         (2,894)
                                                                                  =======         =======

Cash flows from financing activities:
Increase in bank overdrafts................................................            --           1,204
Net proceeds from issuance of common stock.................................           277              --
Principal payments on long-term debt.......................................        (2,296)           (144)
Deferred financing costs...................................................          (607)             --
                                                                               ----------    ------------
Net cash provided by (used in) financing activities........................       (2,626)           1,060
                                                                                  =======           =====
Effect of foreign exchange rate changes on cash and cash equivalents.......         1,035            (594)
Increase (decrease) in cash and cash equivalents...........................       (14,511)          6,280
Cash and cash equivalents, beginning of period.............................        17,510           9,976
                                                                                   ------           -----
Cash and cash equivalents, end of period...................................  (euro) 2,999   (euro) 16,256
                                                                             ============   =============
Supplemental disclosures of cash flow information:
   Interest paid...........................................................  (euro) 4,761    (euro) 3,498
   Income taxes paid.......................................................         1,820           1,042
Non-cash investing activities:
  Fixed assets acquired under capital lease................................            --              22
Acquisition of businesses:
   Cash paid in connection with previous period acquisitions...............  (euro) 4,299              --
                                                                             ------------
   Cash paid...............................................................         4,299              --
   Less cash acquired......................................................            --              --
                                                                               ----------
Net cash paid for acquisitions of businesses...............................  (euro) 4,299              --
                                                                             ============

                        See notes to financial statements

3. NOTES
                                  GENESYS S.A.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
              (in thousands, except share data and when indicated)


Note 1.  Organization and business

     Genesys S.A., together with its subsidiaries ("the Company"), is a limited liability company organized under the laws of France.

     The Company is a global communications specialist, providing practical and innovative real-time collaborative and managed event services worldwide.


Note 2. Basis of presentation

     As a publicly traded company on the Nouveau Marche of Euronext Paris since October 1998, the Company publishes consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in France, which differ in certain respects from generally accepted accounting principles in the United States.

     In addition, the Company has been listed on the Nasdaq Stock Market since April 26, 2001. As a result, the Company publishes consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States.

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. These financial statements reflect all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. The unaudited results of operations for the three and six months ended June 30, 2003 are not necessarily an indication of the results of operations that may be expected for the full year ending December 31, 2003. These financial statements do not include all disclosures associated with annual financial statements and, accordingly, should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2002 included in the Company's Form 20-F.

      The consolidated financial statements include the accounts of the Company and its subsidiaries.

      The main consolidation principles are as follows:


          - Companies which are wholly owned or which the Company controls are consolidated;
          - Companies over which the Company exercises significant influence but does not control are accounted for under the equity method of accounting;
          - All significant inter-company transactions and balances are eliminated.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


     The following companies have been consolidated:

                                                                                  Interest and
                 Name                                     Location                   control
                 ----                                     --------                ------------

Fully consolidated companies:
Genesys S.A........................................ Montpellier, France           Parent company
Genesys Conferencing France, S.A................... Ivry, France                       100%
Genesys Conferencing A.B........................... Stockholm, Sweden                  100%
Genesys Conferencing S.A........................... Brussels, Belgium                  100%
Genesys Conferencing Ltd........................... Croydon, England                   100%
Genesys Conferencing Pte Ltd....................... Singapore                          100%
Genesys Conferencing Pty Ltd....................... Melbourne, Australia               100%
Genesys Conferencing Ltd........................... Hong Kong                          100%
Genesys Conferencing, Inc.......................... Denver, USA                        100%
Genesys Conferencing S.R.L......................... Milan, Italy                       100%
Genesys Conferencing Ltd........................... Toronto, Canada                    100%
Darome Teleconferencing GmbH....................... Berlin, Germany                    100%
Eesys,  S.A.S...................................... Paris, France                      100%
Geene, S.A.S....................................... Paris, France                      100%
305 4344 Nova Scotia Ltd........................... Halifax, Canada                    100%
305 4345 Nova Scotia Ltd........................... Halifax, Canada                    100%
Genesys Conferencing Sdn Bhd (*)................... Kuala Lumpur, Malaysia             100%

Affiliates accounted for under the equity method:
Genesys Conferencing Iberia........................ Madrid, Spain                       20%

      (*) The activity of the Malaysian subsidiary started on November 5, 2002. Not fully consolidated at December 31, 2002 due to its low level of activity, the consolidated statements of operations for the three and six months ended June 30, 2003 includes only the period between January 1, 2003 and June 30, 2003.


Note 3.  Acquisitions

     In November 2002, Genesys Conferencing Pte and Genesys SA purchased the two existing shares having a nominal value of one ringgit (Malaysian currency) of the Malaysian company Genesys Conferencing Sdn Bhd. Thereafter, the Company took part in a capital increase of 98 shares of 1 ringgit. The Malaysian subsidiary began operating on November 5, 2002.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


Note 4. Share Capital

     The special shareholders' meeting decided on June 5, 2003 to reduce ordinary shares of the Company by (euro)61,885 from (euro)77,356 to (euro)15,471 in the statutory accounts of the Company, against the accumulated deficit.

     The nominal value per share was reduced from 5 euros to 1 euro. Thereafter, ordinary shares amounted to 15,471,204 shares having a nominal value of one euro.

     Due to the decrease of nominal value per share, the common stock to be issued was reduced by (euro)304, against an increase of additional-paid-in-capital.

     On June 5, 2003, the special shareholders' meeting decided to plan a capital increase in cash for an amount from (euro)6 million to (euro)8 million, including additional-paid-in-capital with preferential subscription rights for current shareholders. On June 27, 2003, the Board of Directors decided the main terms of the capital increase.

     In January, February and June 2003, 72,262 convertible notes issued on March 27, 2001 to finance the acquisition of Astound were converted into shares. As a result, (euro)361 was reclassified from common shares to be issued to ordinary shares.


Note 5.  Other long-term liabilities

     Other long-term liabilities consist of the following:


                                                               December 31,        June 30,
                                                                    2002             2003
                                                                    ----             ----
Accrued restructuring expenses (Unites States, 2002 plan)...   (euro) 3,583     (euro) 1,870
Accrued restructuring expenses (United States, 1998-99                1,353            1,093
plans)......................................................
Accrued restructuring expenses (Germany)....................            448              389
Accrued severance and related litigation....................          1,409              888
Fair value of interest-rate swap............................          1,839              956
Deferred rent...............................................            217              221
Others......................................................             79              216
                                                               ------------     ------------
Total other long-term liability.............................          8,928            5,633
                                                                      =====            =====
Less current portion of accrued restructuring expenses......         (2,284)            (802)
                                                               ------------     ------------
Other long-term liability, less current portion.............   (euro) 6,644     (euro) 4,831
                                                               ============     ============

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


Note 6.  Long-term debt

     Long-term debt consists of the following:

                                                                     December 31,       June 30,
                                                                         2002             2003
                                                                         ----             ----
Term loans, variable rate...........................................(euro) 103,137    (euro) 94,665
Term loans, fixed rate                                                          74               74
Revolving loans, variable rate......................................         9,536            8,751
3% Convertible notes, net of unamortized discount of(euro)297 and
(euro)276 at December 31, 2002 and June 30, 2003, respectively               8,441            8,474
Interest free loan from Anvar.......................................           120              120
Capital lease obligations...........................................           340              318
                                                                    --------------   --------------
Total long-term debt................................................       121,648          112,402
                                                                           =======          =======
Less current portion................................................        (1,334)          (7,381)
                                                                    --------------   --------------
Long-term debt, less current portion................................(euro) 120,314   (euro) 105,021
                                                                    ==============   ==============

Bank Financing Restructuring

Terms of the Financial Restructuring

     On April 11, 2003, the Company reached an agreement in principle with its lenders under the U.S.$ 125 million credit facility, several of the holders of its 3% convertible bonds and certain of its shareholders (some of whom are also bondholders), on a financial restructuring plan that is designed to facilitate its continuing growth in the coming years. The agreement was negotiated under a procedure that involved the appointment by a French court of a mediator whose mandate was to facilitate the renegotiation process.

     The financial restructuring is essentially comprised of:

     - Various amendments to its April 2001 U.S.$ 125 million credit facility that extends the maturity of the remaining principal through October 2008;

     - Deferral of the maturity date for 50% of the principal of its outstanding 3% convertible bonds; and

     - A (euro)6-8 million offering of rights to subscribe for its ordinary shares.


Amendments to the April 2001 U.S.$ 125 Million Credit Facility

     On April 30, 2003, the Company and its main bank creditors signed an amendment to the April 2001 U.S.$ 125 million credit facility. The amendment provides for the extension of the maturity of the U.S.$118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments.

     The amended principal payment schedule on an annual basis compared to the prior maturity schedule is disclosed in the following paragraph "rescheduling of principal repayments".

     Under the amendment, U.S.$7 million of principal will be payable on April 30, 2004 and U.S.$11 million of principal will be payable on October 31, 2004, with varying amounts of principal payable every six months thereafter until maturity. Interest will continue to be paid according to the original schedule (i.e. semi-annually on April 30 and October 31), subject to an increase of up to 200 basis points, commencing in 2006. The Company has also agreed to prepay the loan if its excess cash flows (excluding the proceeds of the proposed rights offering described below) exceed certain levels.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


     The amendment allows the Company to raise at least U.S.$3 million (or equivalent in euros) by entering into a factoring arrangement for up to U.S.$6 million (or equivalent in euros) of customer receivables by waiving the negative pledge on up to U.S.$6 million of such receivables and otherwise permitting their sale or disposition.

     The amendment, signed on April 30, 2003, did not modify the definition of the four covenants to comply with. However, the financial ratios that regularly measure the compliance of the covenants have been updated, particularly to take into account the updated maturity of the credit facility.

     The definition of the four covenants is as follows:

     - The cash cover ratio, which means the ratio of consolidated cash flow to consolidated debt service, should be above a certain amount at each quarter-end between March 31, 2003 and September 30, 2008. This amount, between 0.7 and 1.5, increases until 2004 and decreases thereafter.
     - The interest cover ratio, which means the ratio of consolidated EBITDA to consolidated net interest expense, should be above a certain amount at each quarter-end between March 31, 2003 and September 30, 2008. This amount, between 2.0 and 5.0, increases until 2004 and remains stable thereafter.
     - The leverage ratio, which means the ratio of outstanding consolidated net indebtedness to consolidated EBITDA, should be below a certain amount at each quarter-end between March 31, 2003 and September 30, 2008. This amount, between 6.9 and 1.5, decreases progressively to reach the minimum of 1.5 in 2006.
     - The capital expenditures should be below a certain amount for each year between 2003 and 2007. This amount, between (euro)12 million and (euro)16 million, increases progressively until 2007.

     The detailed quarterly amounts of these three ratios and annual amount of capital expenditures are not disclosed in this document for reasons of confidentiality.

     The amendment was subject to the following conditions that were subsequently lifted:

     - The rights offering with preferential subscription rights for current shareholders was approved by the Company's shareholders and completed in July 2003, and

     - The bondholders amended the terms of the Company's 3% convertible bonds due on September 1, 2004 to provide that 50% of the (euro)18.37 of principal per bond be repayable on the original maturity date, i.e. on September 1, 2004 and the remaining 50% of principal per bond be repayable on October 31, 2005.

Deferral of 50% of Principal Repayment for the 3% Convertible Bonds due in 2004

     Under the financial restructuring plan, the bondholders of the 3% convertible bonds due in 2004 approved on May 26, 2003 the rescheduling of 50% of the principal repayment (all of which was previously due September 1, 2004). The Company will repay 50% of the outstanding principal ((euro)8.75 million) on September 1, 2004 and the remaining 50% of the outstanding principal ((euro)8.75 million) on October 31, 2005.

     Part'com S.A. and certain of its affiliates and Pechel Industries S.A., who together hold approximately 42.6% of the outstanding 3% convertible bonds, had advised the Company that they intended to vote in favor of the proposal. Part'com S.A. is also a shareholder of the Company and had made other commitments in connection with the rights offering, as discussed above.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


Rescheduling of principal repayments

     As of December 31, 2002, future repayments of long-term debt, excluding capital lease obligations, were as follows:


               2003(1)....................   (euro) 1,143
               2004(1)....................         40,327
               2005.......................         27,356
               2006.......................         52,482
               2007.......................           --
               2008.......................           --
               2009 and thereafter........           --
                                         -------------------
               Total                       (euro) 121,308

------------
(1) The initial U.S.$ 125 million credit facility provided for total payments of $17 million in 2003. The April 30, 2003 amendment provides that the deferral of $16 million of those principal payments is definitive upon signature. However if we had failed to meet the conditions subsequent, absent a waiver from our main bank creditors, the 2003 principal payments would have been due and payable on January 10, 2004.


     According to the amendment signed on April 30, 2003, the amended principal payment schedule on an annual basis compared to the prior maturity schedule is as follows:

                                  Repayments according to amendment     Difference of      Difference of
          Original repayments          signed on April 30, 2003           repayments         repayments
        ------------------------------------------------------------------------------------------------------
                                     in millions of U.S. dollars                        In millions of euros
                                                                                        --------------------
    2003.....   $ 17.0                          $  1.0                     $(16.0)          (euro) (15.3)
    2004.....     22.0                          $ 18.0                       (4.0)                  (3.8)
    2005.....     24.0                          $ 22.0                       (2.0)                  (1.9)
    2006.....     55.0                          $ 30.0                      (25.0)                 (23.8)
    2007.....      --                           $ 23.5                       23.5                   22.4
    2008.....      --                           $ 23.5                     $ 23.5            (euro) 22.4
    ----                                        ------                     ------            -----------
Total........   $118.0                          $118.0                        --                     --
                ======                         =======                        ==                     ==

      The following breakdown of future repayments of long-term debt at June 30, 2003, excluding capital lease obligations, takes into account the April 30, 2003 amendment of our U.S.$125 million credit facility:

               2003......................    (euro) 1,064
               2004......................          20,060
               2005......................          23,541
               2006......................          26,289
               2007......................          20,566
               2008......................          20,564
               2009 and thereafter.......            --
                                         -------------------
               Total.....................  (euro) 112,084

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


Note 7.  Revenue breakdown

     Revenues consist of the following:

                                                     Three months ended                   Six months ended
                                                          June 30,                            June 30,
                                                          --------                            --------
                                                   2002              2003              2002             2003
                                                   ----              ----              ----             ----
 Services
 --Genesys Meeting Center....................  (euro) 28,830    (euro)  27,825     (euro) 55,662    (euro) 57,137
 --Events & Managed services.................         20,382            12,264            45,939           26,528
 --Video conferencing........................          2,387             2,036             4,938            4,031
 Equipment...................................            347               145               859              228
                                                         ---               ---               ---              ---
 Total.......................................  (euro) 51,946    (euro)  42,270    (euro) 107,398    (euro) 87,924
                                               =============    ==============     =============    =============

Note 8.  Segment and geographic information

     The Company and its subsidiaries currently operate in four reportable segments: North America, Europe, Asia-Pacific, and a Global Video division. The Company makes key decisions and evaluates performance of the Company based on these segments.

     The Company believes that EBITDA is a meaningful measure of performance and use it for purposes of managing its business and evaluating its financial health. The Company defines EBITDA as earnings (loss) before income taxes, interest, depreciation, amortization charges and impairment of goodwill and other intangibles. Its depreciation charges are divided among the line items cost of revenue, research and development, selling and marketing and general and administrative expenses, based on the use of the assets being amortized. EBITDA is not a measurement of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should not be considered a substitute for operating income (loss), net income (loss), cash flows from operating activities or other statement of operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States, or as a measure of profitability or liquidity. EBITDA may not be indicative of our historical operating results; nor is it meant to be predictive of potential results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained in this document may not be comparable to similarly named measures of other companies.


     The following is a summary of operations by segment for three months ended June 30, 2002 and 2003:

                                North                         Asia-        Global                         Inter-
                               America        Europe         Pacific       Video        Corporate        segment          Total
                               -------        ------         -------       -----        ---------        -------          -----
 Three months ended
 June 30, 2002
 Revenue................... (euro) 33,115  (euro) 15,873  (euro) 1,682  (euro) 2,387             --   (euro) (1,111)  (euro) 51,946
 Gross Profit..............        15,975         11,516           895           332             --             --           28,718
 EBITDA....................         7,695          1,475           336          (377)  (euro) (7,368)           --            1,761
 Operating income (loss)...         1,445            211           111          (653)         (7,651)           --           (6,537)

 Three months ended
 June 30, 2003
 Revenue................... (euro) 23,650  (euro) 14,819  (euro) 2,078  (euro) 1,998             --   (euro)   (275)  (euro) 42,270
 Gross Profit..............        14,516         11,686         1,328           478             --             --           28,008
 EBITDA....................         7,220          5,896           522            70          (3,320)           --           10,388
 Operating income (loss)...         3,405          5,306           407          (146)         (3,974)           --            4,998

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


     The following is a summary of operations by segment for the six months ended June 30, 2002 and 2003:

                                North                         Asia-        Global                         Inter-
                               America        Europe         Pacific       Video        Corporate        segment          Total
                               -------        ------         -------       -----        ---------        -------          -----
 Six months ended June 30, 2002
 Revenue................... (euro) 69,653  (euro) 30,706  (euro) 3,083  (euro) 4,938            --      (euro) (962) (euro) 107,398
 Gross Profit..............        35,060         22,912         1,681         1,098            --             --            60,751
 EBITDA....................         8,805         10,292           383          (183) (euro) (14,487)          --             4,810
 Operating income (loss)...       (4,288)          8,235           (59)         (778)        (15,030)          --           (11,802)

 Six months ended June 30, 2003
 Revenue................... (euro) 51,166  (euro) 30,033  (euro) 3,695  (euro) 4,005            --      (euro)  975  (euro)  87,924
 Gross Profit..............        30,389         23,085         2,312         1,004            --             --            56,790
 EBITDA....................        14,640         12,325           970           222          (7,210)          --            20,947
 Operating income (loss)...         6,903         11,116           751          (223)         (8,559)          --             9,988

EBITDA calculation

     Management believes that the most directly comparable GAAP measure to EBITDA is operating income (loss).

     The following table reconciles EBITDA to operating income (loss) for the periods presented.

                                         Three months ended                  Six months ended
                                              June 30,                           June 30,
                                              --------                           --------
                                       2002              2003             2002               2003
                                       ----              ----             ----               ----
   Operating income (loss)....... (euro) (6,537)    (euro)  4,998    (euro) (11,802)    (euro)  9,988
   Depreciation..................         4,466             2,779             9,131             5,733
   Amortization of intangibles...         3,832             2,611             7,481             5,226
                                  -------------     -------------    --------------     -------------
   EBITDA........................ (euro)  1,761     (euro) 10,388    (euro)   4,810     (euro) 20,947
                                  =============     =============    ==============     =============

Note 9.  Commitments associated with the U.S.$ 125 million credit facility

     On June 29, 2001, the Company entered into a U.S. $57.5 million interest rate swap agreement to hedge its exposure on 50% of its outstanding term loans under the U.S. $125 million credit facility, excluding the U.S. $10 million revolving line of credit, granted in April 2001, denominated in U.S. dollars. After the second repayment of this credit facility, the swap agreement covers U.S.$54 million. The effect of the latter agreement was to convert underlying variable rate debt based on Libor USD to fixed rate debt with an interest rate of 5.52%. The comprehensive loss of this interest rate swap agreement amounted to (euro)956 at June 30, 2003.

     The U.S. $125 million credit facility agreement is secured by the following:

     -- Stock pledge of shares of Genesys Conferencing Ltd (England), Genesys Conferencing AB (Sweden), Genesys Conferencing Inc, including subsidiaries;

     -- Security over some assets such as accounts receivable and other assets of Genesys Conferencing Inc.

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


Note 10. Reconciliation to generally accepted accounting principles in the United States (U.S. GAAP)

     Reconciliation of net income (loss) under French and U.S. GAAP

     The following table shows the reconciliation of net loss (income) for the three and six months ended June 30, 2002 and 2003 between the generally accepted accounting principles in France (French GAAP) and the generally accepted accounting principles in the United States (U.S. GAAP):



                                                       Three months ended               Six months ended
                                                            June 30,                        June 30,
                                                      2002           2003             2002             2003
                                                      ----           ----             ----             ----
Net income (loss) according to French GAAP      (euro) (13,393)  (euro)   862   (euro) (21,438)  (euro)  1,543

U.S. GAAP adjustments:
--Foreign currency differences..............               696          1,410               --           5,408
--Amortization of goodwill and intangibles..             2,359            779            5,221           2,254
--Deferred compensation.....................               (62)           (62)            (123)           (123)
--Debt issuance costs.......................              (436)            --               (3)             --
--Income tax and deferred tax...............             1,206            774            2,409           1,548
--Accrued restructuring  costs..............                --             --           (3,671)             --
--Treasury shares...........................                69            (18)              64             (18)
--Operating leases..........................                --            (37)              --             (69)
--Others, net...............................                (2)            --               --              --
                                                --------------   ------------   --------------   -------------
Total.......................................    (euro)   3,830   (euro) 2,846   (euro)   3,897   (euro)  9,000
                                                ==============   ============   ==============   =============

Net income (loss) according to U.S. GAAP....    (euro)  (9,563)  (euro) 3,708   (euro) (17,541)  (euro) 10,543
                                                ==============   ============   ==============   =============

     Reconciliation shareholders' equity under French and U.S. GAAP

     The following table shows the reconciliation of shareholders' equity at December 31, 2002 and June 30, 2003 between the generally accepted accounting principles in France (French GAAP) and the generally accepted accounting principles in the United States (U.S. GAAP):


                                                 December 31,       June 30,
                                                     2002             2003
                                                 ------------       --------

Shareholders' equity according to French GAAP   (euro)  73,623   (euro)  76,820

U.S. GAAP adjustments:
--Fair value of financial instruments.......            (1,839)            (956)
--Amortization of goodwill and intangibles..             2,404            4,301
--Impairment of goodwill and intangibles....           (40,567)         (38,786)
--Deferred compensation.....................             5,895            6,476
--Debt issuance costs.......................               241              241
--Income tax and deferred tax...............            16,039           17,587
--Accrued restructuring  costs..............            (3,117)          (2,861)
--Treasury shares...........................               (18)             (36)
--Operating leases..........................               134               63
--Others, net...............................                (4)              (3)
                                                ---------------  ---------------
Total.......................................    (euro) (20,832)  (euro) (13,974)
                                                ===============  ===============

Shareholders' equity according to U.S. GAAP.    (euro)  52,791   (euro)  62,846
                                                ===============  ===============

                                  GENESYS S.A.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued) (Unaudited)
              (in thousands, except share data and when indicated)


Note 11.  Subsequent information

     Capital increase

     On August 4, 2003, the Company announced that the capital increase launched by the Company on July 10, 2003 was fully issued (100%) for a total amount of 6,192,877 euros, including the additional paid-in-capital. As a result, the Company issued 2,814,944 ordinary shares that have been listed on the Nouveau Marche of Euronext Paris since August 6, 2003. After this capital increase, the common stock includes 18,297,139 shares with a unit nominal value of 1 euro (see note 4, Share capital).

     The completion of this capital increase was the last condition of the restructuring of long-term debt that has been brought to a successful conclusion.

     Closing of Chanhassen call center

     On September 22, 2003, the Company announced the Chanhassen, Minnesota call center closing by the end of the year. This new closing in North America can be explained by the call center automation, in particular the deployment of a new back office operating system and the ongoing move towards automated services. Chanhassen's call volumes will be re-routed to Reston, Virginia, where the Company has been building a high-capacity call center. The related costs to close the call center will be approximately (euro)0.9 million under U.S. GAAP and will be recorded in non-recurring operating expenses in the fourth quarter of 2003. This charge will include employee severance, unusable future facility lease commitments, the write-off of certain leasehold improvements and equipment as well as other miscellaneous costs associated with exiting the call center. The Company estimates that future annual cost savings from the consolidation will generate approximately (euro)1.1 million from 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 23, 2003

                                         GENESYS SA


                                          By: /s/ Francois Legros
                                              ----------------------------------
                                          Name:  Francois Legros
                                          Title:  Chairman and Chief Executive
                                                  Officer